Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226

November 4, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Attention: John Dana Brown, Justin Dobbie

Re:	Greektown Superholdings, Inc.
Amendment No. 1 to Form S-4
Filed November 4, 2010
File No. 333-169476

Ladies and Gentlemen:

Reference is hereby made to Greektown Superholdings, Inc.’s (the “Company”) submission today to the Securities and Exchange Commission (the “Commission”) of Amendment No. 1 to Form S-4 (“Amendment No. 1 to Form S-4”), originally filed with the Commission on September 17, 2010. The Company is registering the exchange offer described in Amendment No. 1 to Form S-4 in reliance on the Commission’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman and Sterling, SEC No-Action Letter (July 2, 1993).

The Company hereby makes the following representations:

1.          The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.          The Company will also include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the exchange offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the securities received in the exchange offer.

3.          The Company will commence the exchange offer for the securities when Amendment No. 1 to Form S-4 registration statement is declared effective by the Commission. The exchange offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement.

4.          The exchange offer would be conducted by the issuer in compliance with the Securities Exchange Act of 1934 and any applicable rules and regulations thereunder.

* * * * *

Very truly yours,

GREEKTOWN SUPERHOLDINGS, INC.

BY:	/s/ Clifford J. Vallier
Name: Clifford J. Vallier Title: President, Chief Financial Officer and Treasurer